Confidential Treatment Requested
by Dresser-Rand Group Inc.
FOIA Confidential Treatment Request
January 14, 2008
Hanna T. Teshome
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Dresser-Rand Group Inc.
Definitive 14A
Filed April 5, 2007
File No. 001-32586
Dear Ms. Teshome:
     On behalf of Dresser-Rand Group Inc. (the “Company”), this responds to your letter of December 18, 2007, concerning the Company’s responses to your letter of August 21, 2007, regarding the Company’s Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders (“2007 proxy statement”). Each of your comments is set forth below, followed in turn by the Company’s response. Page references refer to the 2007 proxy statement.
     Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our responses to comment 2. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the office of General Counsel at the Company.
1.	Your response to our prior comment 6 indicates that “the details of the formulas used, the individual criteria for determining whether individual objectives were reached, or the amount of discretion involved in adjusting the ultimate bonus amount” are not material. We also note your response to our prior comment 9 in which you indicate that disclosure of specific individual objectives is not material. It is unclear why this information is not material given that you use it to determine the amount of compensation to your named executive officers. Item 402(b)(2)(vii) of Regulation S-K

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requires that a company disclose, if material, how specific forms of compensation are structured and implemented to reflect a named executive officer’s individual performance and/or individual contribution. Please disclose this information or provide us with a detailed explanation of why it is not material.

Response: We would like to clarify our prior responses to the Staff’s prior comments 6 and 9 regarding materiality. In both instances, our responses were intended to convey our belief that disclosure of details beyond those already disclosed in our 2007 proxy statement would be immaterial to an investor’s understanding of the Company’s overall compensation program. However, as we describe below, we also believe that in future filings our compensation policies and decisions can be described in a manner that will provide investors with a better understanding of the material elements of incentive compensation awards, as well as how such elements are structured and implemented to reflect the NEO’s individual performance and/or contribution.
     A. Materiality of Formulas and Objectives.
In any circumstance where either (a) a specific individual objective, or (b) the use of a formula is material to our compensation policies and decisions, the Company confirms it will provide enhanced disclosure about how such formulas or objectives relate to the levels of incentive bonuses ultimately awarded (subject to omitting any such details to the extent they are properly withheld based on concerns of competitive harm, and providing the requisite disclosure regarding relative difficulty in obtaining such objectives). However, based on our review of the Company’s compensation program, we believe there will be many circumstances where formulas or individual objectives are used as only minor inputs to the overall process, and as a result explanations of those formulas or objectives will be immaterial to an investor’s understanding of our compensation policies and decisions.
          (i) Individual Objectives.
We draw a distinction between, on the one hand, individual “objectives,” which we disclosed in limited detail in the 2007 proxy statement and were tied to organizational goals, and, on the other hand, the specific criteria for determining whether such objectives were met, for which we did not provide detailed disclosure (and some of which involved formulas or specific quantitative measures). As an example, for 2006, an individual objective for one of our NEOs (Mr. Anthony) was to improve closing and reporting timing of financial information. This objective was a sub-category of the individual objective/organizational goal listed on page 20 of the 2007 proxy statement as “regulatory compliance.” The criteria for determining whether Mr. Anthony met this objective consisted of “reduc[ing] external reporting to 40 days at end of 3Q 2006.” The individual objective accounted for 15% of the total incentive compensation attributable to

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individual objectives or 3% of Mr. Anthony’s total possible incentive bonus (as individual objectives as a whole only account for 20% of the total incentive bonus potential), 1.5% of his total potential cash compensation, and 0.4% of his total compensation for 2006.

As a result or our analysis, we believe that only some of the foregoing information is qualitatively material to an investor’s understanding of the Company’s compensation policies and decisions, and none of it is quantitatively material. We note that for all of our NEOs, no single individual objective accounted for more than 8% of an NEO’s potential incentive bonus, more than 3.3% of an NEO’s potential cash compensation, or more than 0.6% of an NEO’s total compensation.[1]

In future filings, we would disclose and discuss the material organizational goals/objectives that the various individual criteria are designed to help achieve. In listing the goals/objectives, we would provide enhanced disclosure about their nature (e.g., disclosing that the individual objective goal of “regulatory compliance” would encompass specific individual objectives relating to areas such as Securities Exchange Act compliance, Sarbanes Oxley compliance, FCPA compliance, import/export compliance and other material categories). And, if and when appropriate, we would disclose the percentage of a particular NEO’s incentive compensation that was determined by reference to individual performance, as measured by the disclosed goals/objectives. When making these determinations, to the extent a specific individual goal/objective is or becomes material to an investor’s understanding of our compensation policies, we would provide enhanced disclosure about such objective, including a discussion of the material components of any formulas used, if applicable, to evaluate performance under such goal/objective.[2]
          (ii) Performance Objectives.
The information regarding the specific performance targets was withheld on grounds of competitive harm. However, even if such basis was inappropriate, we believe there is a level of detail about the formulas that would be immaterial to an investor’s understanding of our compensation policies and decisions. In particular, the precise formula for

1	All of these maximum percentages relate to Mr. Riordan. Excluding Mr. Riordan, the maximum contribution of individual objectives to potential incentive compensation, cash compensation and total compensation for 2006 are 4%, 2% and 0.6%, respectively.

2	If the specific criteria were deemed to be material and therefore subject to disclosure, several of the criteria for determining whether individual objectives were met would nevertheless need to be withheld on competitive harm grounds. However, we have not advanced such an argument because of the immateriality of the point from an investor’s point of view.

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“scaling” of the performance metric (such that a 1% miss of the performance target does not necessarily correlate to a 1% shortfall in a NEO’s incentive compensation) is not material. What may be material to investors is a discussion of why and how (in qualitative terms) the performance target metric is scaled, as discussed in our response to the Staff’s prior comment 6. We confirm that future filings will provide such disclosure, where applicable and material, and where such disclosure would not otherwise need to be withheld on grounds of competitive harm.
     B. Materiality of Exercise of Discretion
With respect to the exercise of discretion, we note that the Company disclosed the dollar amount by which the compensation committee increased the CEO’s incentive bonus beyond what the CEO nominally was entitled to under the incentive compensation program (and therefore, believe that such discretion was in fact described in all material respects). With respect to our 2007 proxy statement, because the resulting dollar amount from the exercise of discretion was relatively immaterial compared to our CEO’s compensation both as a whole and when compared to his incentive compensation element taken separately, we did not feel significant additional disclosure regarding the exercise of discretion would be material to an investor’s understanding of our compensation policies and decisions. However, in future filings, to the extent the compensation committee exercises similar (or other forms of) discretion in determining whether to award incentive bonus payments, our disclosure will include greater detail about the reasons for such exercise of discretion in the form described in our response to prior comment 6.

2.	While we note your response to our prior comments 5 and 9 regarding competitive harm, it is unclear how disclosure of individual objectives and financial objectives would result in competitive harm. For each objective or target that you believe you have a basis to omit, please provide detailed analysis of how disclosure of the specific quantitative or qualitative measurement would result in competitive harm. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Response:
***	[Redacted]***
3.	We note your response to our prior comment 8 regarding survey sources to benchmark compensation. Please confirm that in future filings you will identify all benchmark companies. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted

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percentile range, please confirm that you will explain why. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

Response: To the extent benchmarking is a material component of our current and future compensation policies and decisions, we confirm that in future filings we will identify benchmark companies, and that we will disclose where we target each element of compensation against such peer companies and where actual payments fall within targeted parameters. To the extent actual compensation is outside any such applicable targeted percentile ranges (to the extent such benchmark parameters are used), we confirm that we will explain why. However, for 2006 and 2007 compensation decisions, we believe the compensation committee has not engaged in true benchmarking despite a more generic use of that term in our 2007 proxy. Instead, our compensation committee has used such surveys to set general directional goals for our NEO compensation packages, and considers each survey as one of several data points comprising the general information to be evaluated in its compensation deliberations for each compensation element. While the compensation committee expressed a goal of generally aligning our NEO salaries and bonuses with median amounts obtained from survey data, no individual element of compensation was modified in order to meet any specified percentage of a median or other statistic element of any such surveys. We confirm that our future filings will clarify the role of such survey information.

Very truly yours,
/s/ Mark E. Baldwin

Mark E. Baldwin Executive Vice President & Chief Financial Officer

cc:	Vincent R. Volpe, Jr., Dresser-Rand Group Inc.
Beau Stark, Esq., Gibson, Dunn & Crutcher LLP